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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                --------------

                                  SCHEDULE TO
                                 (Rule 14d-100)
                      Tender Offer Statement Under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

                                --------------
                                  MAVESA, S.A.
                       (Name of Subject Company (Issuer))

                            PRIMOR INVERSIONES, C.A.
                          a wholly owned subsidiary of
                             PRIMOR ALIMENTOS, C.A.
                        (Name of Filing Person (Bidder))

                           AMERICAN DEPOSITARY SHARES
                 (each representing 60 shares of common stock)
                         (Title of Class of Securities)

                                --------------

                     American Depositary Shares (57771711)
                                 (Cusip Number)

                             Primor Alimentos, C.A.
                    2da. Avenida de Los Cortijos de Lourdes
                       Edificio Centro Empresarial Polar
                            Caracas, Venezuela 07054
                      Attention: Guillermo Bolinaga, Esq.
                         Telecopy No.: +(582) 202-3364
          (Name, Address and Telephone Number of Person Authorized to
            Receive Notices and Communications on Behalf of Bidder)

                                   Copies to:
         Paul T. Schnell, Esq.                   Fulvio Italiani, Esq.
  Skadden, Arps, Slate, Meagher & Flom    d'Empaire Reyna Bermudez & Asociados
                  LLP                     Edificio Bancaracas, P.H., Plaza La
           Four Times Square                           Castellana
        New York, New York 10036                   Caracas, Venezuela
        Telephone (212) 735-3000               Telephone +(582) 264-6244

                           CALCULATION OF FILING FEE

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
              Transaction Valuation*                              Amount of Filing Fee**
--------------------------------------------------  --------------------------------------------------
                   $256,684,938                                           $51,337
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
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*  Estimated solely for the purpose of determining the registration fee. Based upon US$8.501324822 per ADS with respect to 30,193,522 outstanding ADSs as of January 30, 2001. The number of outstanding ADSs is based upon information provided to the bidder by Mavesa, S.A.
** The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the aggregate of the cash offered by the bidder for the ADSs.
[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously Paid:   Not applicable. Filing Party: Not applicable
     Form or Registration No:  Not applicable  Date Filed:   Not applicable

[_]Check the box if the filing relates solely to preliminarily communications made before the commencement of a tender offer.
  Check the appropriate boxes below to designate any transactions to which the statement relates.
[X]third-party tender offer subject to Rule 14d-1
[_]issuer tender offer subject to Rule 13e-4.
  [_]going-private transaction subject to Rule 13e-3.
  [_]amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

Item 1. Summary Term Sheet

   The information set forth in the section of the Offer to Purchase entitled "SUMMARY TERM SHEET" is incorporated herein by reference.

Item 2. Subject Company Information

   (a) The name of the subject company is Mavesa, S.A. ("Mavesa"), a sociedad anonima organized and existing under the laws of the Bolivarian Republic of Venezuela ("Venezuela"), and the address of its principal executive offices is Edificio Mavesa, Avenida Principal de los Cortijos de Lourdes, Caracas, Venezuela, Apartado Postal 2048. The telephone number of the subject company is +(582) 238-1633.

   (b) This Tender Offer Statement on Schedule TO (the "Schedule TO") relates to an offer by Primor Inversiones, C.A. ("Purchaser"), a corporation organized and existing under the laws of Venezuela and a wholly owned subsidiary of Primor Alimentos, C.A., a corporation organized and existing under the laws of Venezuela ("Primor"), to purchase all outstanding American Depositary Shares (the "ADSs") of Mavesa at a price of US$8.501324822 per ADS, net to the seller in cash less any withholding taxes and without interest thereon, and upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase dated February 21, 2001 (the "Offer to Purchase"), and in the related letter of transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which are collectively referred to as the "U.S. Offer Documents"). Each ADS represents 60 shares of Mavesa common stock ("Shares").

   (c) The information concerning the principal markets in which the ADSs are traded and certain high and low sales prices for the ADSs in such principal markets is set forth in the "THE U.S. OFFER--Price Range of ADSs; Dividends" in the Offer to Purchase and is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

   (a), (b), (c) The information set forth in "THE U.S. OFFER--Certain Information Concerning Primor and Purchaser" and in Schedule I of the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction

   (a)(1)(i)-(viii), (x), (xii) The information set forth under "INTRODUCTION", "THE U.S. OFFER-- Background of the Offers; Past Contacts and Negotiations", "--Purpose of the Offers; Plans for Mavesa", "--Certain Effects of the Offers", "--Terms of the U.S. Offer; Expiration Date", "--Withdrawal Rights", "-- Procedure for Tendering ADSs in the U.S. Offer", "--U.S. Federal Income Tax Consequences" and "--Venezuelan Tax Consequences" in the Offer to Purchase is incorporated herein by reference.

   (a)(1)(ix), (xi) Not Applicable.

   (a)(2) Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

   The information set forth under "THE U.S. OFFER--Background of the Offers; Past Contacts and Negotiations", "--Purpose of the Offers; Plans for Mavesa", and "--Certain Information Concerning Primor and Purchaser" in the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

   (a), (c)(3), (4), (6), (7) The information set forth under "INTRODUCTION", "THE U.S. OFFER-- Background of the Offers; Past Contacts and Negotiations" "-- Certain Effects of the Offers" and "--Purpose of the Offers; Plans for Mavesa" in the Offer to Purchase is incorporated herein by reference.

   (c)(1)-(2), (5) Not applicable.

Item 7. Source and Amount of Funds or Other Consideration

   (a)-(b), (d) The information set forth under "THE U.S. OFFER--Source and Amount of Funds" in the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

   The information set forth under "INTRODUCTION", "THE U.S. OFFER--Certain Information Concerning Primor and Purchaser", and "--Certain Information Concerning Mavesa" and in Schedule II of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets Retained, Employed, Compensated or Used

   The information set forth under "INTRODUCTION", "THE U.S. OFFER--Fees and Expenses" and "--Background of the Offers; Past Contacts and Negotiations" in the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

   Not applicable.

Item 11. Additional Information

   The information in the Offer to Purchase, including all schedules and annexes thereto, is incorporated herein by reference.

Item 12. Materials to be filed as Exhibits

(a)(1)  U.S. Offer to Purchase dated February 21, 2001

(a)(2)  ADS Letter of Transmittal

(a)(3) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs

(a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees for ADSs

(a)(6) ADS Notice of Guaranteed Delivery

(a)(7) Text of press release issued by Primor dated January 22, 2001, announcing the offers (incorporated by reference to the Schedule TO filed by Primor on January 22, 2001)

(a)(8) Summary Advertisement as published in The New York Times on February 21, 2001

(d)(1) Shareholders Agreement, dated as of January 21, 2001, by and among Primor, Purchaser and certain holders of shares and ADSs of Mavesa named therein

(d)(2) Mavesa Agreement, dated as of January 21, 2001, by and among Primor, Purchaser and Mavesa

(d)(3) English translation of Exhibit (d)(1), Shareholders Agreement, dated as of January 21, 2001, by and among Primor, Purchaser and certain holders of shares and ADSs of Mavesa named therein

(d)(4) English translation of Exhibit (d)(2), Mavesa Agreement, dated as of January 21, 2001 by and among Primor, Purchaser and Mavesa

(d)(5)  Amendment to Mavesa Agreement, dated as of February 1, 2001

(d)(6) English translation of Exhibit (d)(5), Amendment to Mavesa Agreement, dated as of February 1, 2001

(d)(7)  Guarantee Bond posted by Primor Alimentos, C.A.

(d)(8)  Guarantee Bond posted by Cerveceria Polar, C.A.

(d)(9) English translation of Exhibit (d)(7), Guarantee Bond posted by Primor Alimentos, C.A.

(d)(10) English translation of Exhibit (d)(8), Guarantee Bond posted by Cerverceria Polar, C.A.

(g)    Not applicable.

(h)    Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                          PRIMOR INVERSIONES, C.A.

                                                /s/ Guillermo Bolinaga
                                          By:__________________________________
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

                                          PRIMOR ALIMENTOS, C.A.

                                                /s/ Guillermo Bolinaga
                                          By:__________________________________
                                          Name: Guillermo Bolinaga
                                          Title: General Counsel

Dated: February 21, 2001